  EXHIBIT 99.1

November 5, 2020	News Release 20-20

Pretivm Streamlines Management Structure

Vancouver, British Columbia, November 5, 2020; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) announces that, as part of an effort to streamline its management structure, Michelle Romero, Executive Vice President, Corporate Affairs and Sustainability, will be departing the Company in December and that John Hayes, Senior Vice President, Business Development and Investor Relations will be departing the Company on November 6, 2020.

Ms. Romero joined Pretivm in 2011 shortly after its initial public offering and was responsible for the Company’s communications. Ms. Romero’s responsibilities increased in step with Pretivm’s growth and she played a key role in the negotiation of benefits agreements and the permitting of the Brucejack Mine. With the advent of production, Ms. Romero assumed the role of Executive Vice President, Corporate Affairs and Sustainability and managed the Company’s developing capacity in sustainability, risk, human resources and investor relations.

“Michelle’s leadership over the last nine years has been instrumental to Pretivm’s success in transitioning from exploration and development to a mid-tier gold producer,” said Jacques Perron, President and Chief Executive Officer of Pretivm. “We thank Michelle for her many contributions to the Company, from fostering a strong social license to driving the execution of the Company’s sustainability program, and wish her much success in her future endeavors.”

Mr. Hayes joined the Company in 2019, in charge of business development and investor relations.

“John has greatly contributed to Pretivm’s success, both within and beyond the areas of business development and investor relations,” said Mr. Perron. “We thank John for his service, leadership and friendship, and wish him all the best in his future endeavors.”

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Troy Shultz
Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Regarding Forward-Looking Statements

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include but is not limited to the Company’s leadership changes and transition plans. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information including, without limitation, those risks identified in our final short form base shelf prospectus and Form F-10, each dated June 16, 2020 and the documents incorporated, or deemed to be incorporated, by reference therein, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, including, without limitation, those set out in the Pretivm Disclosure Documents. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.